1(213) 683-6188

jonathanko@paulhastings.com

September 22, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Isabel Rivera
Dorrie Yale
Howard Efron
Shannon Menjivar

Re:	SilverBox Corp V
Registration Statement on Form S-1
Filed August 25, 2025
File No. 333-289783

Ladies and Gentlemen:

On behalf of our client, SilverBox Corp V (the “Company,” “we,” “our” or “us”), we are responding to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated September 15, 2025 (the “Comment Letter”), with respect to the above-captioned Registration Statement on Form S-1 (“Registration Statement”).

For your convenience, each of the Staff’s comments contained in the Comment Letter is duplicated below in bold and is followed by the Company’s Response.

All references in this letter to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers in Amendment No. 1 to the Registration Statement (the “Amendment No. 1”), unless otherwise noted. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amended Registration Statement.

Registration Statement on Form S-1

Cover Page

1.	Please revise your compensation disclosure to provide all the disclosure required by Item 1602(a)(3) of Regulation S-K, including, for example, cross-references, highlighted by prominent type or in another manner.

In response to the Staff’s comment, we have revised Amendment No. 1 on the cover page and on page 5.

Securities and Exchange Commission

September 22, 2025

2.	Please expand your conflicts of interest disclosure in the paragraph under the dilution table to address the conflicts between the SPAC, the sponsor, its promoters and affiliates, on the one hand, and the public shareholders on the other. Refer to Item 1602(a)(4) of Regulation S-K.

In response to the Staff’s comment, we have revised Amendment No. 1 on the cover page.

Summary, page 1

3.	Please revise your compensation table on pages 4 and 99 to disclose the anti-dilution adjustment of the founder shares to maintain the number of Class A ordinary shares issuable upon conversion of the Class B ordinary shares at 20% of the total number of ordinary shares outstanding and the cashless exercise of the private placement warrants. Refer to Item 1602(b)(6) of Regulation S-K.

In response to the Staff’s comment, we have revised Amendment No. 1 on pages 5 and 115.

4.	In the compensation table on page 5, please expand to also discuss the compensation payable to Messrs. Reece, Chun, and Esters, as your disclosures elsewhere state that these individuals will receive some of the fees payable to SilverBox Securities. See Items 1602(b)(6) and 1603(a)(6) of Regulation S-K.

In response to the Staff’s comment, we have revised Amendment No. 1 on page 6 and on the cover page.

5.	Please revise your transfer restrictions table on pages 6 and 101 to disclose the underwriter's lock-up agreement. Refer to Item 1603(a)(9) of Regulation S-K.

In response to the Staff’s comment, we have revised Amendment No. 1 on pages 14 and 124.

6.	In the fifth bullet point of your summary of risks on page 38, please expand the risk factor to denote the percentage and amount of public shares that will be needed to approve the initial business combination if shareholder approval is sought (including if only a quorum voted) and similarly revise the corresponding risk factor on page 45.

In response to the Staff’s comment, we have revised Amendment No. 1 on pages 45 and 53.

Risk Factors, page 44

7.	We note disclosure throughout your prospectus that your sponsor may surrender or forfeit, transfer or exchange its securities, including for no consideration. Please add risk factor disclosure about risks that may arise from the sponsor or a sponsor affiliate having the ability to remove itself as your sponsor before identifying an initial business combination, including through the unconditional ability to transfer the founder shares or all or any portion of its membership interests in the sponsor. Address the consequences of such removal to the company's ability to consummate an initial business combination, including that any replacement sponsor could have difficulty finding a target.

In response to the Staff’s comment, we have revised Amendment No. 1 on page 90.

Securities and Exchange Commission

September 22, 2025

8.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Also revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

In response to the Staff’s comment, we have revised Amendment No. 1 on pages 90 and 91.

Use of Proceeds, page 85

9.	You state on page 87 and elsewhere that your initial shareholders, officers and directors will agree to waive their rights to liquidating distributions from the trust account with respect to any founder shares held by them if you fail to complete your initial business combination. Please revise to clarify if they have also waived such.

In response to the Staff’s comment, we have revised Amendment No. 1 on pages 40 and 101 to clarify that our initial shareholders, officers and directors have waived their rights to liquidating distributions from the trust account with respect to any founder shares and private placement shares they hold.

Dilution, page 89

10.	Please note that your disclosure starting on page 89 does not appear to meet the requirements of Item 1602(c) of Regulation S-K. You may consider the disclosures that you have made elsewhere in your filing such as on pages 39 to 41 to enhance your dilution disclosure so that it will comply.

In response to the Staff’s comment, we have revised the Dilution section of Amendment No. 1 on pages 103-105.

Securities and Exchange Commission

September 22, 2025

Proposed Business
Our Acquisition Process, page 106

11.	Please reconcile your disclosure here that there is no agreement, arrangement, or understanding between your sponsor, you, and any of your officers and directors with respect to determining whether to proceed with a business combination with your disclosure elsewhere in the prospectus, including on pages 87 and 152, that you will enter into a letter agreement with your initial shareholders, officers, and directors in which they will agree to waive their redemption rights with respect to the completion of an initial business combination and waive their redemption rights in connection with a shareholder vote to approve the initial business combination, and that they agree to vote any founder shares and any public shares in favor of your initial business combination. Please also reconcile your disclosures, such as on page 45, that these individuals have agreed to vote their founder shares, private placement shares, and public shares, with disclosures, such as on page 117, that they have agreed to vote their founder shares and public shares.

In response to the Staff’s comment, we have revised Amendment No. 1 on pages 14 and 124.

Certain Relationships and Related Party Transactions, page 146

12.	Please expand your disclosure regarding the financial services advisory agreement between the company and SilverBox Securities filed as Exhibit 10.9 to the registration statement to state the term of the engagement and the transaction fee to be paid in the event of termination by the company, as outlined in Section 2 of the agreement.

In response to the Staff’s comment, we have revised Amendment No. 1 on the cover page and 172.

* * *

Thank you for your attention to this response. If you have any questions related to this letter, please contact the undersigned at (213) 683-6188.

Very truly yours,

/s/ Jonathan Ko
Jonathan Ko
Paul Hastings LLP

cc:	Stephen Kadenacy, SilverBox Corp V
Joseph Reece, SilverBox Corp V
Dan Esters, SilverBox Corp V
Ilir Mujalovic, Allen Overy Shearman Sterling US LLP
William B. Nelson, Allen Overy Shearman Sterling US LLP

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